EXHIBIT 99.2

Following is a list of each Co-Trustee of the Bill & Melinda Gates Foundation (the “Foundation”) setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.  The persons named below are citizens of the United States of America.

Name	Position with Foundation	Principal Employment and Business Address
William H. Gates III	Co-Trustee	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052

Melinda French Gates	Co-Trustee	Co-Trustee Bill & Melinda Gates Foundation 1551 Eastlake Avenue E. Seattle, Washington 98102